SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 14D-9
(RULE 14d-101)
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SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

STARTECH ENVIRONMENTAL CORPORATION
(Name of Subject Company)

STARTECH ENVIRONMENTAL CORPORATION
 (Name of Person(s) Filing Statement)

Common stock, no par value
(Title of Class of Securities)

855906103
(CUSIP Number of Class of Securities)

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JOSEPH F. LONGO
STARTECH ENVIRONMENTAL CORPORATION
88 DANBURY ROAD, SUITE 2A
WILTON, CT 06897
(203) 762-2499

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on Behalf of
the Person(s) Filing Statement)

Copies to:

Scott S. Rosenblum, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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The following is a press release issued by Startech Environmental Corporation on July 1, 2009

STARTECH ENVIRONMENTAL RESPONDS TO PROPOSED
TENDER OFFER ANNOUNCEMENT

Wilton, Connecticut, July 1, 2009 -- Startech Environmental Corp. (OTC BB: STHK), a fully reporting, Award-winning Environment and Energy Company, today responded to the announcement on June 29, 2009 of Friendly LRL Holdings LLC of Geneva, Switzerland that it intends promptly to commence a tender offer to purchase all outstanding shares of Startech for $0.65 per share in cash.

On June 9, 2009, Friendly LRL sent a letter to the board of directors of Startech containing a $0.65 per share non-binding acquisition proposal, subject to confirmatory due diligence, documentation and “customary conditions.”  After careful consideration, Startech responded to this proposal by letter on June 26, 2009.  In its letter, Startech said that its board had decided not to pursue the Friendly LRL proposal at the current time “principally because of its belief that the Company can achieve greater long term value for its shareholders by pursuing other strategic alternatives that are currently under consideration.”  The letter also observed that the board had “taken note of the unprecedented disarray now being experienced in the financial markets and believes that the currently depressed price of the Company's stock is far below its intrinsic value.”

In its letter, Startech invited Friendly LRL to consider an equity investment in the Company that would afford a value opportunity to Friendly LRL, while at the same time allowing Startech’s public shareholders to participate in what the board believes to be the Company’s upside potential.

The Startech board of directors intends to carefully review any tender offer materials that Friendly LRL may disseminate, when and if they become available.  The board will then communicate to shareholders its position on a Friendly LRL tender offer as required by law.  Until that time, shareholders are urged not to take any action with respect to a tender offer by Friendly LRL, if it is commenced.

JF Longo, Startech president said, "The average Share Closing Price during the past five years has been $2.11 per share with the High Closing Price of $4.65 per share during that same period."

About Startech -- The Environment and Energy Company

Startech is the internationally recognized, Award-winning, Environment and Energy Industry Company producing and selling of its innovative, proprietary plasma processing equipment known as the Plasma Converter System(TM).

The Plasma Converter System safely and economically destroys wastes, no matter how hazardous or lethal, and turns most into useful and valuable products. In doing so, the System protects the environment and helps to improve the Public Health and Safety. The System achieves closed-loop elemental recycling to safely and irreversibly destroy urban waste, organics and inorganics, solids, liquids and gases, hazardous and non-hazardous waste, industrial by-products and also items such as electronics-waste (e-waste), medical waste, chemical industry waste and other specialty wastes, while converting many of them into useful commodity products that can include silicates, metals and a synthesis-gas called Plasma Converted Gas (PCG)(TM).

Among the many commercial uses for PCG, is its use to produce "Carbonless Electric Power" from Startech Hydrogen, Gas-To-Liquid (GTL) fuels such as ethanol, synthetic diesel fuel and other higher alcohol "alternative" fuels. Startech Hydrogen, for commercial use and sale, can also be recovered from the PCG.

The Startech Plasma Converter is essentially a manufacturing system producing valuable commodity products from feedstock-materials that were previously regarded as wastes.

Startech regards all wastes, hazardous and non-hazardous, as valuable renewable resources and as feedstocks.

For further information, please visit http://www.startech.net or contact Steve Landa at (888) 807-9443 or (203) 762-2499 Ext. 148 or sales@startech.net.

Safe Harbor for Forward-Looking Statements

This news release contains forward-looking statements, including statements regarding the Company's plans and expectations regarding the development and commercialization of its Plasma Converter(TM) technology. All forward-looking statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected. Factors that could cause such a difference include, without limitation, failure of the customer to obtain appropriate financing for the project, general risks associated with product development, manufacturing, rapid technological change and competition as well as other risks set forth in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this press release. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

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